UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Mace Security International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554335208

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,150,512
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,150,512

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,512

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.5%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,150,512
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,150,512

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,512

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.5%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,005,558
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,005,558

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,005,558

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.6%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Mace Security International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1000 Crawford Place, Suite 400, Mt. Laurel, NJ 08054.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$2,790,668.17
DAP	Working Capital	$2,439,762.39

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

As disclosed in prior filings, the Filers ("Lawndale") have expressed concerns to members of the board of Mace Security International ("Mace") and Mace's management regarding several corporate governance issues including, but not limited to, what Lawndale believes to be egregious and misaligned compensation provided to Mace's Chairman and CEO, Louis Paolino Jr.

On November 27, 2006, Lawndale sent the directors of Mace a letter informing the Mace board of Lawndale's intent to vote 1,129,712 shares equal to 7.4% of eligible shares to "WITHOLD authority for ALL NOMINEES" on Proposal 1, Election of Directors, at Mace's annual meeting scheduled for December 8, 2006. (and noting both leading independent proxy advisory services, Institutional Shareholder Services ("ISS") and Glass Lewis also recommended voting to WITHHOLD on certain directors)

Lawndale also requested that Mace's board take several steps to improve Mace's corporate governance. Among the steps Lawndale identified as necessary were the following:

* Immediately appoint and empower an Independent Chairman or Lead Independent Director;

* With the meaningful input from large shareholders, improve and expand the composition of Mace's board to be comprised of a supermajority of independent directors;

* In compliance with new SEC rules, effective within weeks, immediately disclose the compensation study details, including the "comparable" companies and who determined such peer status;

* All performance-based compensation should be tied to appropriate tangible bottom-line metrics; and

* pt majority voting practices that meet the standards of good corporate governance.

Lawndale believes that these steps are necessary to protect and preserve long term shareholder value at Mace in light of the excessive compensation awarded to Mace's CEO, as well as the poor governance practices exhibited by Mace's board. A copy of the letter sent by Lawndale which sets forth its rationale for its vote and requested actions is attached at Exhibit B hereto, and incorporated by reference.

Lawndale believes there is insufficient independence on Mace's board and, as a result, has had discussions with several qualified independent individuals willing to serve as directors of Mace. Lawndale believes these individuals would be value-added for Mace's board either as additional directors should the board decide to expand or as replacements for existing board members should the need arise.

Lawndale has requested a meeting with the board to further discuss constructive recommendations that its believes will serve to maximize value for all shareholders. Lawndale has been and may continue to be in contact with Mace management, members of Mace's Board of Directors, other significant shareholders and others regarding alternatives that MACE could employ to maximize shareholder value.

Lawndale believes the public market value of MACE is undervalued by not adequately reflecting the value of MACE's personal defense, car/truck wash (and underlying real estate) and corporate security assets. Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since September 28, 2006:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price
DAP	P	9/29/2006	2,372	2.29
LCM	P	9/29/2006	300	2.29
DAP	P	10/02/2006	1,200	2.32
LCM	P	10/02/2006	200	2.32
DAP	P	11/14/2006	4,400	2.31
LCM	P	11/14/2006	600	2.31
DAP	P	11/15/2006	13,800	2.32
LCM	P	11/15/2006	2,000	2.32

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter from Lawndale Capital Management, LLC to the Board of Directors of MACE dated November 27, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2006
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Mace Security International, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: July 26, 2006
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

LETTER FROM LAWNDALE CAPITAL MANAGEMENT, LLC
TO THE BOARD OF DIRECTORS OF MACE

Andrew Shapiro

President

November 27, 2006

To the Board Members of Mace Security International:

As you know, Lawndale Capital Management, LLC, through the funds it manages, is the largest shareowner of Mace Security International ("Mace"). Over the past several months we have expressed concerns regarding several corporate governance issues, including the excessive and unreasonable compensation provided to Mace's Chairman and CEO, Louis Paolino Jr., the Board's level of oversight, and Mace's lackluster operating results. As a result, and after considerable thought and review, Lawndale is now taking the following actions:

  At your Annual Meeting next week, Lawndale is voting 1,129,712 shares equal to 7.4% of eligible shares to "WITHHOLD authority for ALL NOMINEES" on Proposal 1, Election of Directors (as described in greater detail, below, both leading independent proxy advisory services, Institutional Shareholder Services ("ISS") and Glass Lewis also recommended voting to WITHHOLD on certain directors).

  Lawndale hereby requests that Mace's board take several steps, set forth, below, to quickly improve Mace's weak governance mechanisms.

The following issues have left us no recourse at this time but to take these steps:

On August 3rd, 2006, we shared our concerns directly with your Compensation Committee regarding Mr. Paolino's soon-to-expire 2003 employment agreement (the "2003 Agreement"). In particular, we detailed opposition to Mace entering into a new employment agreement that continued the 2003 Agreement's excessive change of control and severance levels, aggregating to $5 million, an amount clearly excessive for a company of Mace's $36 million market capitalization. We also detailed our objection to the Compensation Committee's misaligned practice of awarding excessive option and cash bonuses based on revenue growth in the increasingly unprofitable security products segment, rather than using profits as criteria for such awards. We quite clearly communicated that unlike the 2003 Agreement, future compensation needed to be appropriately proportional to Mace's small size and directly aligned with shareowners' interests. On this call, Committee members said that a compensation consultant would be hired to conduct a "study" prior to entering into a new agreement. Less than three weeks later, on August 21, 2006, this board entered into a new 3-year Employment Agreement (the "2006 Agreement") with Mr. Paolino that continued to provide egregious compensation, severance, and change-of-control payments in a manner misaligned with shareowner's interests.

By Mace's own calculations, the 2006 Agreement provides Mr. Paolino with annual compensation in excess of $1.1 million, comprised of cash and a huge immediately vesting option grants for 450,000 MACE shares (and similar grants in years 2 & 3). As if $1.1 million annually would not be enough to retain Mr. Paolino's daily services as CEO, he is also to receive an "M&A Bonus" equal to 1% of the sales price of most of Mace's car washes and 3% of the purchase or sales price of any other of Mace's businesses, regardless of whether any net cash flow or profits are generated from such transactions. We are at a loss as to why the Compensation Committee would agree to pay Mr. Paolino a bonus for selling car wash businesses in which value has only been destroyed and then supplement that bonus with an additional bonus for redeploying those proceeds, incentivizing overpaying for other businesses. Further, in the event Mr. Paolino fails to perform as the Company's CEO, his severance includes several multiples of annual "total" compensation, which remarkably has been defined to include the value of the sizable and immediately vested option grants in addition to base and bonus payments.

Lawndale is suspicious of what appears to have been a hastily conducted "compensation study" used to justify Mr. Paolino's "target" compensation package. It seems logical that comparable companies used to determine appropriate pay levels be the same ones companies select in their proxy as peers to measure relative share performance. Lawndale reviewed the executive compensation at companies that Mace selected as "comparable" for stock price performance in the company's most recent Proxy. Based on available information at the time you executed the 2006 Agreement, not one CEO in this group had a total annual compensation package approaching Mr. Paolino's $1.1 million dollars plus "M&A bonus", despite the fact that half of the companies in the selected list had a market capitalization of more than five times that of Mace. We wonder what companies were selected for the "compensation study", who suggested their selection, and why the same companies used as comparable for stock price performance were not the ones chosen as comparable for pay comparison. While we do not know the answer to these questions, we do believe that the salary and option package awarded to Mr. Paolino by this board is egregious and unjustifiable for a company of Mace's market capitalization and poor operating performance.

The flawed nature of this 2006 Agreement and Mace's poor corporate governance has become widely recognized. Just last week, independent proxy advisory service, ISS, recommended that its clients vote to WITHHOLD on all members of the Compensation Committee, calling Mr. Paolino's employment agreement "poorly designed." Amongst its criticisms, ISS's analysis cited the Committee's failure to impose any vesting requirement on Mr. Paolino's option grant and also stated that the inclusion of option values in the agreement's change-in-control payments is not a "typical market practice" and that such atypical terms "artificially inflate the change-in-control payments." It is a significant weakness in a company's corporate governance structure when it's board approves a flawed compensation agreement that will cost shareholders excessively. Further, Glass Lewis, another independent proxy advisory firm, cited "concerns about the objectivity and independence" of Mace's board and "its ability to perform its proper oversight role." As a result, last week it recommended that Mace shareholders vote to WITHHOLD on directors Matthew Paolino (Louis Paolino's brother) and Burton Segal (Chairman of Mace's Ethics and Corporate Governance Committee). Glass Lewis' analysis highlighted that Mace lacks and needs either an Independent Chairperson or an Independent Lead Director and at least 2/3rds of its board members should be independent.

We note that our Withhold vote for all five nominees includes Mr. Paolino in addition to the four withhold votes recommended by either of the two independent proxy advisors. This is due to the fact that this entire board slate attempted to roll back or eliminate shareowner rights at Mace's 2003 Annual Meeting, and as long as the board lacks sufficient independence, Mr. Paolino should be accountable for any board actions.

Also, in light of the apparent weaknesses cited, above, in addition to our withhold vote, Lawndale requests that you take the following steps and work constructively and cooperatively with us to improve Mace's governance:

  Immediately appoint and empower an Independent Chairman or Lead Independent Director;

  With the meaningful input from large shareholders, improve and expand the composition of Mace's board to be comprised of a supermajority of independent directors;

  In compliance with new SEC rules, effective within weeks, immediately disclose the compensation study details, including the "comparable" companies and who determined such peer status;

  All performance-based compensation should be tied to appropriate tangible bottom-line metrics;

  Adopt majority voting practices that meet the standards of good corporate governance;

Our decision to limit our actions to a "withhold" vote was made in the hope that the Mace Board will work with us to expeditiously improve the board's structure and functioning.

We request that you allow us to meet with you personally to further discuss constructive recommendations that we believe will serve to maximize value for all shareholders.

Thank you for your prompt consideration of the matters outlined in this communication. We look forward to working with you to improve shareowner value in Mace.

Sincerely,

Andrew Shapiro

President

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